

Exhibit E
Pitch Deck

FAN COMPETE
Where Fans Become the Players

THE SITUATION
"We aren't losing fans, we are fighting short attention spans. With so many sports options across so many screens, fans of all ages are watching fewer games and quitting them faster."
McKinsey & Company
FAN COMPETE

THE PROBLEM — Lost TV Viewership in Sports



Percentage Lost Viewership - Thru 2017

- NFL: -20%
- NBA: -25%
- MLB: -33%
- NASCAR: -50%

FAN COMPETE

FanCompete **puts the viewer in the game**

THE PROBLEM — Lost TV Viewership in Sports

The decline in Professional Sports Viewership is, in part, due to the amount of down-time between action . . . . .



A football play,

a baseball pitch,

a golf shot . . .

FAN COMPETE

"Now ever play is important"

THE PROBLEM — Lost TV Viewership in Sports

Average 12 Minutes of Action During NFL Game



THE SOLUTION: FanCompete

An Interactive Real-Time Sports Entertainment Platform

Delivers energy & engagement during the 3 hrs. of non-action

Uses a SmartPhone and TV for situation choices and scoring opportunities

Between each play the viewer ENGAGES with the broadcast.

Using the *FanCompete* app on smart phones, viewers make predictions for scoring opportunities – combining interactive, live gaming with real-time broadcasts – captivating the player to the game regardless of the score or teams.



"I don't care what teams are playing, I'm playing and having fun"

THE SOLUTION: FanCompete

Customer Experience - How it Works - Mobile

- Download the *FanCompete* app to a Mobile Device
- Select your game
- Make predictions on upcoming plays to win points
- Players & their Points are displayed Live on Screen



VIKINGS vs CARDINALS
KICK OFF
Points Possible: 25
Touchdown
Touchback
Returned: 0 yds/Fair Cat...
Returned: 1-10 yds
Returned: 11-20 yds
Returned: 21+ yds
Onside: Recovered
Onside: Lost
VIKINGS vs CARDINALS
PLAY
Points Possible: 5
Run: < 5 yds
Run: 5+ yds
Pass: < 10 yds
Pass: 10+ yds
Sack
Incomplete
Turnover
VIKINGS vs CARDINALS
PUNT
Points Possible: 10
Touchdown
Touchback
Returned: 0 yds/Fair Cat...
Returned: 1-10 yds
Returned: 11-20 yds
Returned: 21+ yds
FAKED - 1st Down
FAKED - Failed
VIKINGS vs CARDINALS
FIELD GOAL
Points Possible: 10
Made
Missed
Blocked
FAKED - 1st Down
FAKED - Failed

FAN COMPETE

THE SOLUTION: FanCompete

How it Works – Digital Screen

During action, screen is 100% live broadcast

ZONE 1:
Live Network TV Broadcast



FAN COMPETE

Upgrade from Fantasy to *FanCompete*

THE SOLUTION: FanCompete

How it Works – Digital Screen

During NON-action, screen displays three zones

ZONE 2:
Targeted Advertising

ZONE 3:
TV Players' Scores
Twitter Social Media Feed



JOE'S
BAR AND GRILL
Half Price Cosmopolitan
Cocktails All Night
1
2
3
FAN COMPETE
Total Points
Dallas, TX
1 - BHerbest 114
2 - HSharper 103
3 - CheVidal 97
SSamual 96
TMcGee 95
6 - JCassidy 91
7 - MLand 88
8 - BBocale 77
9 - TBlacker 71
Panasonic

FAN COMPETE

ADVERTISING:

The Ads on *FanCompete* will be a positive.
They will be giving something of value.

- Advertisers giving Prizes
- Gamification
- Interaction
- Charity
- New / Different
- Sports Bar Advertising

FAN COMPETE

THE SOLUTION: FanCompete

Sample Commercial Break

Platform directs Fans' Instagram to Zone 2 and Twitter to Zone 3

Social media interaction enhances players' experience & interaction

ZONE 1:
Commercial Broadcast

ZONE 2:
Instagram feed of Fans supporting the Commercial

ZONE 3:
Twitter Social Media Feed supporting the Brand



Instagram
1
2
3
Wont Drink anything but
on Gameday #dillydilly @budlight
Panasonic

FAN COMPETE

People want to play games – it brings them back to a happy time in their life, when they were young

THE SOLUTION: FanCompete

How it Works - Commercial Breaks

Fans CHOOSE second screen experience for Zone 2, creating interest in the screen during broadcast commercial breaks

ZONE 1:
Commercial Broadcast

ZONE 2:
2nd Screen Experience

ZONE 3:
Twitter Social Media Feed supporting the Brand



2nd Screen EXP
1
2
3
Wont Drink anything but
on Gameday #dillydilly @budlight
Panasonic

FAN COMPETE

TARGET MARKET Sports Fans





- 150M Adult Sports Fans in the US
- Following an Average of 3 Sports
- 59M Fantasy Sports Players
- 86MM ESPN Followers
- 185MM Video Gamers (3 out of top 10 games are sports)

FAN COMPETE

TARGET MARKET Sports Bars & Colleges





LOCATIONS

- Sports Bars: 22,000
- Colleges: 18MM Students / 5.4MM on Campus
- Fraternities: 115 / 10,248 Chapters / 500,000 Members
- Home Players

FAN COMPETE

Where everyone is a player.

FANS' BENEFITS — Gaming

- Competing
- Competing against Friends
- Great Energy
- High Level of Engagement
- The Fan is Now a Part of the Game
- Challenges:
  - ➢ Fan vs Fan
  - ➢ Frat vs Frat
  - ➢ City vs City




FAN COMPETE

"I'm playing FanCompete and making new friends"

FANS' BENEFITS — Winning

- Competing
  - ➢ Locally
  - ➢ Regionally
  - ➢ Nationally
- Prizes
- Merchandise
- Discounts
- Seeing their name on TV
- Sports Bar Special Promotions
- Reserved Parking, bar stool/booth




FAN COMPETE

"So cool, seeing my name up on there scoreboard. And I see where I stand against my friends. It made me more competitive, and a lot more fun"

SPORTS BARS — Problems

- Drop in Revenue for Same Store Sales
- Attracting Fewer Customers
- More Fans are Staying Home
- Fans Want to Eat Healthy
- Frequenting Different Bars
- Why their Sports Bar vs another one?
- No Brand Loyalty



FAN COMPETE

This will revolutionize the Sports Bar experience

SPORTS BARS — Benefits

Customer Experience > Revenue Growth

- Attract New Customers
- Keep New & Current Customers Longer
- Build Brand Awareness and Loyalty
- Draw thru the full Season
- Make boring games *FanCompetive*
- Exclusive Experience





FAN COMPETE

*"I'm the manager of the bar, my customers love it,
my staff loves it. More customers, more often, it's fantastic"*

REVENUE OPPORTUNITIES

Advertising

Subscription

Affiliate Marketing

Data Sales

Gambling

FAN COMPETE



John Senew
CEO



Rick McEwen
CTO

John Senew began his career at Arthur D. Little (ADL) a world-renowned think-tank in the sciences, and has been an award winning sales and marketing professional at four different Fortune 500 companies.

Mr. Senew is first and foremost a seasoned, creative professional, developing products and solutions both in and out of corporate America. From turning around a $1.1 Billion dollar department to steering corporate growth beyond established goals and objectives, he executes and delivers results.

The major premises that underlie his development of innovative ideas is the fact that people do things for two reasons: to solve a problem, and for entertainment. The bigger the problem, the bigger and better the solution.

Highly driven, motivated and with strong analytic abilities, he is a strategic thinker, always seeking ways to develop and monetize new markets. He is known for tackling and solving large problems, which has led to key appointments in high profile projects that resulted in major breakthroughs, to creating products and services that are now used nationwide by millions of consumers.

Prior Employers: ADL, Citibank, Merrill Lynch, Olin Corp. & PNC Bank

Senior Software Developer with comprehensive skill set including development in .NET, Python, and Web Technologies (HTML/DHTML, Javascript, ASP.NET, AJAX, JSON, AngulatJS).
• Proficient in database design and programming including SQL and No-SQL databases.

Ebix Corp. - SENIOR SOFTWARE DEVELOPER
Designed and developed web-based life insurance illustration software applications. Managed back-end databases for web applications used internally and sold to customers. Specific projects include several browser-based front ends for illustration software, customer application to manage online users and gather statistics, bug tracking and task management application, and numerous internal tools. Took part in all phases of software development life-cycle, including design, development, testing, and deployment.

Microlab Inc. - SUPERVISOR TECHNICAL SUPPORT SPECIALIST
Supervised team providing service and support for personal computer systems, software, networks, printers, and peripherals in over 100 remote locations.

IBM US Marketing and Services.
Lead team of field engineers providing service and support for IBM and non-IBM mid-range and personal computer systems, networks, printers, and peripherals. Responsibilities include managing territory operations, training new employees, and providing technical support to both customers and co-workers.

FAN COMPETE



Troy Skabelund
CFO

Proven leadership, skill, and experience in financial system design & implementation, accounting, operational finance, strategic planning, forecasting, financial analysis, financial reporting, project accounting, capital management, cash flow, investor relations, industry reporting & compliance, M&A.

Former CFO at VER (reporting directly to the CEO), one of the world's largest production equipment rental providers servicing the television & cinema, music, live broadcast, and corporate markets.

Previously CFO at Starburns Industries (reporting directly to the CEO), an independent animation studio, and Functional CFO at Disney Interactive Media (reporting directly to the President and the Divisional CFO).

Prior to Disney Interactive Media, served as the segment planner for the Disney Interactive Media Group (DIMG) and as the head of revenue operations for Disney, ESPN, and ABC.

Launched career with five years in public accounting at PricewaterhouseCoopers LLP with an emphasis in the financial audit, systems risk management, benefit plan assurance, and revenue optimization practices.



Bryce Taylor
Advertising

Rakuten Marketing: Sales Director
Rakuten is ranked among the world's "Top 10 Most Innovative Companies" according to Forbes and is the 3rd largest e-Commerce company in the world.

Rakuten Display is the only retargeting and display company that bases all aspects of its business around the value of consumer engagement, the performance metric that has the highest correlation with conversions according to comScore. Our proprietary technology eliminates the view-through model, only charging advertisers for conversions by customers who have truly engaged with an ad.

Rakuten Marketing is Driving the Omni Experience. With 10+ global offices, our offerings span from : Display & Retargeting, Affiliate Marketing, Product & Data Feeds (PopShops), SEM, PPC, PLAs, CSEs, YouTube (Search), Rewards Acceleration (Loyalty), & Tracking & Attribution.

Mobile Specialist
Mobile Logic Media / Crush Mobile Media / Fantron Sports
General Manager / KSL Interactive
Deseret Digital Media





Allen Rosenshine
Advertising

Former CEO of Omnicom (formed Omnicom)

Chairman Emeritus, BBDO Worldwide
Allen Rosenshine has been recognized by *Advertising Age* as one of the 100 most influential people in advertising over the past century. In 1986, he spearheaded what *Time* magazine called advertising's "big bang," the creation of Omnicom Group, now the largest and most successful marketing communications companies in the world.

Rosenshine was the first chief executive of Omnicom. In his three years, Omnicom billings grew nearly 30 percent to $6.3 billion by early 1989.

Rosenshine then surprised the industry by bringing Bruce Crawford, his predecessor at BBDO, back to the business to replace him at Omnicom. Rosenshine returned to BBDO, which he had continued to oversee as an Omnicom subsidiary, as chairman and chief creative officer. He explained that unlike the agency business, running a public, finance-oriented holding company was not what he knew or loved.

Rosenshine joined BBDO in 1965 as a copywriter and came up through the creative ranks to become the BBDO New York creative director in 1975. In 1980, he became president of the New York agency and in 1985, he was named chief executive officer of BBDO Worldwide.



Jim Cassidy
Operations
Advisor

Former SVP NASCAR   2000-2018
Jim Cassidy is a trusted and respected senior executive with over 25 years of experience in the sports and entertainment industry. Mr. Cassidy is a forward-thinking leader who consistently gets results by building consensus among divergent audiences and developing logical business solutions.

During his tenure at NASCAR Mr. Cassidy was a key change agent. He led and worked on teams that radically improved NASCAR's appeal to fans, sponsors and competitors, and ultimately the sport's bottom line. Often, Mr. Cassidy was front and center as NASCAR's official spokesperson explaining new initiatives and how they affect the various stakeholder groups.

Mr. Cassidy's accomplishments at NASCAR positively affected nearly every aspect of the sport and its management including the on-track competition; safety; diversity; financial structure, and the broadcast schedule.

Mr. Cassidy was part of the NASCAR executive group that created the Charter System, providing team owners a more predictable, sustainable and valuable team business model by addressing participation, governance and economics. He also was instrumental in the development and introduction of comprehensive communication with drivers, team owners, tracks, and manufacturers. The improved communications with key stakeholders has led the way to major improvements and harmony in the sport.

Mr. Cassidy also oversaw all areas of Multicultural Development, including driver development, crew member development and other core programs, providing students and young professionals and influencers access to the sport.

Before NASCAR, Cassidy spent eight years with a leading Washington D.C. law firm (Miller, Cassidy, Larroca and Lewin) where he was primarily engaged in assisting its representation of the motorsports industry in a wide range of matters.




SPORTS BARS
What's in your Sports Bar ?
FAN COMPETE
Total Points
Tampa, FL
1 - BHerbest 114
2 - HSharper 103
3 - CheVidal 97
4 - SSamual 96
5 - TMcGee 95
6 - JCassidy 91
7 - MLand 88
8 - BBocale 77
9 - TBlacker 71
Coca-Cola
FAN COMPETE
"I know where I'm going to be every Sunday for football"


FAN COMPETE
Where Fans Become the Players